Prospectus Supplement
John Hancock Asset-Based Lending Fund (the Fund)
Supplement dated October 20, 2023 to the current Prospectus, as may be supplemented (the Prospectus)
Effective immediately, the Prospectus is revised to include the Ticker symbols for Classes D, I and S of the Fund. Accordingly, the following information is added to the front cover:
Class D ABLGX
Class I  ABLFX
Class S ABLHX
Effective November 1, 2023 (the Effective Date), the information under the heading “Custodian and Transfer Agent” is amended and restated in its entirety as follows:
CUSTODIAN
State Street Bank and Trust Company (“State Street”) located at One Congress Street, Boston, Massachusetts 02114, currently acts as custodian with respect to the fund’s assets. State Street has selected various banks and trust companies in foreign countries to maintain custody of certain foreign securities. The fund also may use special purpose custodian banks from time to time for certain assets. State Street is authorized to use the facilities of the Depository Trust Company, the Participants Trust Company and the book-entry system of the Federal Reserve Banks.
TRANSFER AGENT
SS&C GIDS, Inc. (“SS&C”) located at 80 Lamberton Road, Windsor, Connecticut 06095, currently acts as transfer agent and dividend paying agent with respect to the fund’s assets.
Also as of the Effective Date, the table of the fund’s expenses in the “Summary of Fund Expenses” section is revised and restated in its entirety as follows:

Shareholder Transaction Expenses	Class I	Class S	Class D
Sales Load paid by you (as a percentage of offering price) (1)	None	up to 3.50%	up to 1.50%
Early Repurchase Fee (2)	2.00%	2.00%	2.00%
Annual Expenses (as a percentage of net assets attributable to Shares)
Management Fee (3)	1.35%	1.35%	1.35%
Incentive Fee (4)	0.00%	0.00%	0.00%
Distribution and Service Fee (5)	0.00%	0.85%	0.25%
Other Expenses (6)	1.74%	1.74%	1.74%
Acquired Fund Fees and Expenses (7)	0.07%	0.07%	0.07%

Total Annual Fund Operating Expenses	3.16%	4.01%	3.41%

Fee Waiver and/or Expense Reimbursements (8)	-1.15%	-1.15%	-1.15%

Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursements	2.01%	2.86%	2.26%

(1)
Any sales load will reduce the amount of an investor’s initial or subsequent investment in the fund, and the impact on a particular investor’s investment returns would not be reflected in the returns of the fund. The sales load may be waived in certain circumstances as described in this Prospectus or as otherwise approved by the Advisor.

Manulife, Manulife Investment Management, Stylized M Design, and Manulife Investment Management & Stylized M Design are trademarks of The Manufacturers Life Insurance Company and are used by its affiliates under license.

(2)
If the interval between the date of purchase of Shares and the date in which Shares are repurchased is less than one year, then such repurchase will be subject to a 2.00% early withdrawal fee payable to the fund. In determining whether the repurchase of Shares is subject to an early withdrawal fee, the fund will repurchase those Shares held longest first.

(3)
The Advisor shall be paid at the end of each calendar month a fee at the annual rate of 1.350% of the average monthly value of the Managed Assets of the fund (the “Management Fee”). The term “Managed Assets” means the total assets of the fund (including any assets attributable to any preferred shares that may be issued or to indebtedness), minus the fund’s liabilities incurred in the normal course of operations other than liabilities relating to indebtedness. The fund had no leverage for the fiscal period ended October 31, 2022.

(4)
The Advisor is also paid an Incentive Fee if certain income-based targets are met. The Incentive Fee is described below under “Management of the Fund—Advisory Agreement”. The fund anticipates that it may have net investment income that could result in the payment of an Incentive Fee to the Advisor during certain periods. However, the Incentive Fee is based on the fund meeting certain net investment income targets and will not be paid unless the fund achieves those targets. The fund expects the Incentive Fee the fund pays to increase to the extent the fund earns greater net investment income through its investments. The amount presented in this table reflects the Incentive Fee incurred as a percent of average net assets for the fiscal period ended October 31, 2022. See “Management of the Fund—Advisory Agreement” for a full explanation of how the Incentive Fee is calculated.

(5)
In connection with Class S Shares of the fund, the fund pays a Distribution and Service Fee equal to 0.85% per annum of the aggregate value of the fund’s Class S Shares outstanding and in connection with Class D Shares of the fund, the fund pays a Distribution and Service Fee equal to 0.25% per annum of the aggregate value of the fund’s Class D shares, determined as of the last calendar day of each month (prior to any repurchases of Shares and prior to the Management Fee being calculated). The Distribution and Service Fee is payable monthly. The Distributor may pay all or a portion of the Distribution and Service Fee to the broker-dealers that sell Shares of the fund or provide investor services and/or administrative assistance to Shareholders. See “Distribution and Service Fee” below.

(6)
“Other Expenses” are based on estimated amounts for the current fiscal year. Other Expenses include the fund’s operating expenses, including professional fees, transfer agency fees, administration fees, custody fees, offering costs and other operating expenses.

(7)	“Acquired Fund Fees and Expenses” are based on indirect net expenses associated with the fund’s investments in underlying investment companies.
(8)
The Advisor contractually agrees to reduce its Management Fee for the fund or, if necessary, make payment to the fund, in an amount equal to the amount by which the following expenses of the fund, incurred in the ordinary course of the fund’s business, exceed 0.60% percent of average monthly net assets (on an annualized basis) of the fund: (a) administrative fees; (b) custody and accounting fees; (c) audit fees; (d) legal fees; (e) independent trustee fees; (f) valuation fees; (g) blue sky fees; (h) insurance premiums; (i) printing costs; (j) registration and filing expenses; (k) organization and offering expenses; (l) transfer agent fees and service fees; and (m) other miscellaneous ordinary expenses, but excluding advisory and incentive fees, interest expense, 12b‑1 fees, and any cashiering or other investment servicing fees. This agreement expires on February 28, 2024, unless renewed by mutual agreement of the advisor and the fund based upon a determination that this is appropriate under the circumstances at that time. The advisor also contractually agrees to waive a portion of its Management Fee and/or reimburse expenses for the fund and certain other John Hancock-advised funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement. This waiver is allocated proportionally among the participating funds. This agreement expires on July 31, 2024, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

For a more complete description of the various fees and expenses of the fund, see “Management of the Fund.”
In addition, the below similar disclosure under the heading “Distribution and Service Fee” in the “Management of the Fund” section is amended and restated as follows:
In connection with Class S Shares of the fund, the fund pays the Distributor or a designee a Distribution and Service Fee equal to 0.85% per annum of the aggregate value of the fund’s Class S Shares outstanding and in connection with Class D Shares of the fund, the fund pays the Distributor or a designee a Distribution and Service Fee equal to 0.25% per annum of the aggregate value of the fund’s Class D Shares outstanding, determined as of the last calendar day of each month (prior to any repurchases of Shares and prior to the Management Fee being calculated). The Distribution and Service Fee is payable monthly. The Distributor or designee may transfer or re‑allow a portion of the Distribution and Service Fee to certain intermediaries. The Advisor also may pay a fee out of its own resources to intermediaries.

Additionally, the disclosure under the heading “Distribution and Service Fee” in the “Management of the Fund” section is amended to include the following:
Certain broker-dealers that distribute shares of the Fund may impose limits on the total amount of distribution and servicing fees that they may receive with respect to Class D or Class S shares held by a shareholder of the Fund. When these limits are reached, the broker-dealer may request that the Fund convert the Class D or Class S shares of the shareholder to an equivalent amount of Class I shares which does not pay distribution and service fees.
You should read this supplement in conjunction with the Prospectus and retain it for your future reference.

Statement of Additional Information Supplement

John Hancock Asset-Based Lending Fund (the Fund)

Supplement dated October 20, 2023 to the current Statement of Additional Information, as may be supplemented (the SAI)

Effective immediately, the Prospectus is revised to include the Ticker symbols for Classes D, I and S of the Fund. Accordingly, the following information is added to the front cover:

Class D ABLGX

Class I  ABLFX

Class S ABLHX

Effective November 1, 2023 (the Effective Date), the information under the heading “Custodian and Transfer Agent” is amended and restated in its entirety as follows:

CUSTODIAN

State Street Bank and Trust Company (“State Street”) located at One Congress Street, Boston, Massachusetts 02114, currently acts as custodian with respect to the fund’s assets. State Street has selected various banks and trust companies in foreign countries to maintain custody of certain foreign securities. The fund also may use special purpose custodian banks from time to time for certain assets. State Street is authorized to use the facilities of the Depository Trust Company, the Participants Trust Company and the book-entry system of the Federal Reserve Banks.

TRANSFER AGENT

SS&C GIDS, Inc. (“SS&C”) located at 80 Lamberton Road, Windsor, Connecticut 06095, currently acts as transfer agent and dividend paying agent with respect to the fund’s assets.

In addition, the following similar disclosure is amended and restated in its entirety as follows, as of the Effective Date:

Custodian

State Street Bank and Trust Company

One Congress Street

Boston, Massachusetts 02114

Transfer Agent

SS&C GIDS, Inc.

80 Lamberton Road

Windsor, Connecticut 06095

You should read this Supplement in conjunction with each SAI and retain it for your future reference.

Manulife, Manulife Investment Management, Stylized M Design, and Manulife Investment Management & Stylized M Design are trademarks of The Manufacturers Life Insurance Company and are used by its affiliates under license.